Exhibit 99.1

Lavoro Pre-announces Select First Half Fiscal 2023 Results and Sets Conference Call Date

•	On February 28, 2023, Lavoro and TPB Acquisition Corp. I completed the previously announced business combination.

•	Lavoro began trading on the Nasdaq under “LVRO” on March 1, 2023.

SÃO PAULO — April 5, 2023 (BUSINESS WIRE) — Lavoro Limited (Nasdaq: LVRO; LVROW), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, today announced select financial results for the first half fiscal 2023, ending December 31, 2022. The Company also announced that it will release its first half fiscal 2023 earnings results on Monday, April 10, 2023, after the market close.

Ruy Cunha, Chief Executive Officer of Lavoro commented, “We are thrilled to complete our business combination and look forward to our inaugural earnings conference call. Our performance through the first half of our fiscal year reflects strong execution across each of our business segments and our efforts to further consolidate the Latin American agricultural marketplace with our network of stores and value-added Crop Care solutions. We believe that our business is on track to deliver the full-year projections¹ we shared previously with the market, and we are excited about delivering a strong second half of our fiscal year.”

First-Half Fiscal 2023 Results

•	Reported combined revenue increased 45% to $1.0 billion as compared to 1H22, driven primarily by the increase of agricultural retail sales, reflecting Lavoro’s organic and inorganic expansion, and the sales increase from the Company’s private label products.

•	Adjusted EBITDA increased 88% to $118.5 million compared to 1H22.

•	Proforma revenue and proforma Adjusted EBITDA, which assumes Lavoro owned its acquired companies for the complete current and prior periods, increased 26% to $1.1 billion, and 64% to $125.2 million, respectively, for the fiscal first half of 2023, as compared to 1H22.

Note: (1) Full-year projections for the fiscal year 2023. On September 15, 2022, Lavoro reported to the market its financial forecast, on Investor Presentation, page 47, “FY23E”, available on Lavoro’s IR website, and this link.

Conference Call Details

The Company will host a conference call and webcast to review its first-half fiscal 2023 results on Monday, April 10, 2023, at 5:00 pm ET.

The live telephonic conference call can be accessed following registration via this link https://register.vevent.com/register/BIce1b30a96d644e7bb5076254a566a715. The webcast link is also available via this link: https://edge.media-server.com/mmc/p/ri2ud8ns. An archived replay of the webcast will also be available shortly after the live event has concluded. The live audio webcast will be accessible in the Events section on the Company's Investor Relations website at https://ir.lavoroagro.com/disclosure-and-documents/events/.

About Lavoro

Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs. Through a comprehensive portfolio, we believe Lavoro empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, with distribution operations in Brazil and Colombia, and an emergent agricultural input trading company in Uruguay. Lavoro has around 1,000 technical sales representatives (RTVs), which meet with more than 72,000 customers on farms and at 215 retail locations multiple times per year to help them plan, purchase the right inputs, and manage their farming operations to optimize outcomes. Learn more about Lavoro at ir.lavoroagro.com.

Non-IFRS Financial Measures

This press release contains certain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. The Company believes these non-IFRS financial measures provide meaningful supplemental information as they are used by the Company's management to evaluate the Company's performance, and provide additional information about trends in our operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results, as well as the effects of certain items or events that vary widely among similar companies, and therefore may hamper comparability across periods, although these measures are not explicitly defined under IFRS. Management believes that these measures enhance a reader's understanding of the operating and financial performance of the Company and facilitate a better comparison between fiscal periods. Adjusted EBITDA is defined as profit for the period, adjusted for finance income (cost), net, income taxes current and deferred, depreciation and amortization, M&A expenses that in management’s judgment do not necessarily occur on a regular basis, fair value of inventories sold from acquired companies, minus gain on bargain purchases, to provide further meaningful information to evaluate the Company’s performance. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the period. Pro Forma Adjusted EBITDA is defined as pro forma profit for the period, adjusted for pro forma finance income (costs), net, pro forma income taxes current and deferred, pro forma depreciation and amortization, fair value on inventories sold from acquired companies, and M&A expenses that in management’s judgment do not necessarily occur on a regular basis, minus gain on bargain purchases. Pro Forma Adjusted EBITDA Margin is calculated as Pro Forma Adjusted EBITDA as a percentage of pro forma revenue for the period.

The Company does not intend for the non-IFRS financial measures contained in this release to be a substitute for any IFRS financial information. Readers of this press release should use these non-IFRS financial measures only in conjunction with comparable IFRS financial measures. Reconciliations of the non-IFRS financial measures, Adjusted EBITDA, and Pro Forma Adjusted EBITDA, to their most comparable IFRS measures, are provided in the table below.

Reconciliation of Adjusted EBITDA and Pro forma Adjusted EBITDA2,3

(in US$ million)	1H23	1H22	Chg. %
Profit for the period	50.0	29.8	67.8%
(+) Finance income (costs), net	59.9	9.0	566.7%
(+) Income taxes current and deferred	(7.8)	12.7	-160.9%
(+) Depreciation and amortization	12.9	10.8	19.3%
(+) M&A expenses[4]	0.9	1.1	-12.1%
(+) Fair value of inventories sold from acquired companies	2.6	2.8	-9.8%
(-) Gain on bargain purchases[5]		(3.2)	-100.0%
Adjusted EBITDA	118.5	63.0	88.0%
(/) Revenue	1,042.9	720.8	44.7%
Adjusted EBITDA margin %	11.36%	8.74%	2.6 p.p.

(in US$ million)	1H23	1H22	Chg. %
Pro forma profit for the period	55.3	37.9	46.0%
(+) Pro forma finance income (costs), net	60.2	12.7	374.5%
(+) Pro forma income taxes current and deferred	(6.9)	14.3	-148.6%
(+) Pro forma depreciation and amortization	13.1	10.8	21.6%
(+) M&A expenses[4]	1.0	1.2	-13.0%
(+) Fair value of inventories sold from acquired companies	2.6	2.8	-9.8%
(-) Gain on bargain purchases[5]		(3.3)	-100.0%
Pro forma Adjusted EBITDA	125.2	76.3	64.1%
(/) Pro forma revenue	1,104.2	879.4	25.6%
Pro forma Adjusted EBITDA margin %	11.3%	8.7%	2.7 p.p.

Note: (2) For illustrative purposes only, Lavoro has translated its amounts in reais to U.S. dollars. The exchange rate on December 31, 2022, was R$ 5.27975 to US$1.00, and on December 31, 2021, was R$ 5.57000 to US$1.00, as reported by Refinitiv.

Note: (3) Pro Forma financial information is calculated assuming the acquisitions occurred at the beginning of the period presented and the prior year (rather than just the partial “stub period” contribution). Pro forma financial information is disclosed only for comparison purposes.

Note: (4) M&A expenses primarily include M&A team compensation expenses and accounting and tax due diligence expenses.
Note: (5) Difference between the fair value of the Union Agro`s net assets and the price paid by the Company, recorded as a gain.

Lavoro’s Fiscal Year

Lavoro follows the crop year, which means that its fiscal year comprises July 1st of each year, until June 30th of the following year. Given this, Lavoro’s quarters have the following format:

1Q – quarter starting on July 1st and ending on September 30th.

2Q – quarter starting on October 1st and ending on December 31st.

3Q – quarter starting on January 1st and ending on March 31st.

4Q – quarter starting on April 1st and ending on June 30th.

Forward-Looking Statements

The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the combined capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in TPB Acquisition Corp.’s or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact:

Fernanda Rosa
fernanda.rosa@lavoroagro.com